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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

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                               ARTISTdirect, Inc.
                                (Name of Issuer)

                           ARTISTdirect, Inc. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                     04315D
                      (CUSIP Number of Class of Securities)

                                James B. Carroll
                               ARTISTdirect, Inc.
          5670 Wilshire Blvd., Suite 200, Los Angeles, California 90036
                            Telephone: (323) 634-4000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:
                             Greg T. Williams, Esq.
                         Brobeck, Phleger & Harrison LLP
                               38 Technology Drive
                            Irvine, California 92618
                            Telephone: (949) 790-6300

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                      AMOUNT OF FILING FEE*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.:  N/A

Filing Party:  N/A

Date Filed:  N/A

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

[ ]   third-party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to the tender offer by ARTISTdirect, Inc., a Delaware corporation, to purchase up to 2,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $.01 per share, at prices not in excess of $1.50 nor less than $1.25 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.



Item 12.  EXHIBIT

(a)(5)    Press Release, dated February 12, 2001.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        ARTISTDIRECT, INC.


                                        By:
                                            -----------------------------------
                                            Name:  James B. Carroll
                                            Title: Chief Financial Officer

Dated:  _____________________

* Pursuant to General Instruction D to Schedule TO, no signature is required.


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION

(a)(5)          Press Release, dated February 12, 2001.